ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

Phone: 617-951-7000

Fax: 617-951-7050

July 10, 2013	Sean Rogers
Phone: 617-235-4950
Fax: 617-235-9565
Sean.Rogers@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Alternative Investment Funds (the “Fund”)

File Nos. 333-185238 and 811-22743

Ladies and Gentlemen:

Further to our discussion with SEC reviewer Ms. Kimberly Browning, we are filing today via EDGAR a correspondence filing attaching (i) a PDF draft of Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-1A pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 4 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment No. 4”), on behalf of Blackstone Alternative Investment Funds, a Massachusetts business trust; and (ii) a redline comparison showing the changes to Amendment No. 4 against Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-1A pursuant to the Securities Act and Amendment No. 3 to the Fund’s Registration Statement under the 1940 Act filed on June 28, 2013 (“Amendment No. 3”).

We intend to file Amendment No. 4 on Monday, July 15, 2013, for the purposes of providing certain updates and implementing comments provided to us by Larry L. Greene, the Fund’s SEC staff reviewer, with respect to Amendment No. 3, and immediately thereafter we intend to file a request that the SEC accelerate the Fund’s effective date to 5:00 p.m. on July 15, 2013.

No fees are required in connection with this filing. If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 235-4950.

Securities and Exchange Commission	- 2 -	July 9, 2013

Very truly yours,

/s/ Sean Rogers

Sean Rogers

Enclosures

cc:	Scott Sherman, Esq., Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq.